MYSONGBIRD, INC.

FINANCIAL STATEMENT FOR THE PERIOD FROM INCEPTION (APRIL 9, 2020) THROUGH DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
mySongbird, Inc.
Cheyanne, Wyoming

We have reviewed the accompanying financial statements of mySongbird, Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the period from inception (April 9, 2020) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
February 3, 2021

MYSONGBIRD, INC.
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	269,893
Deferred revenue		20,450
Prepaid expenses and other current assets		127,301
TOTAL CURRENT ASSETS		417,644
PROPERTY AND EQUIPMENT		
Property and equipment, net, see note 3		5,160
OTHER ASSETS		
Intangible assets		153,088
Unredeemed music license fees		1,500,000
		1,653,088
TOTAL ASSETS	$	2,075,892

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	54,993
Accrued expenses		93,920
Issuance of of note payable		300,000
TOTAL CURRENT LIABILITIES		448,913
LONG-TERM LIABILITIES		
Note payable, see note 5		1,000,000
Convertible notes, see note 4		1,100,000
Convertible notes - accured interest		22,223
TOTAL LONG-TERM LIABILITIES		2,122,223
TOTAL LIABILITIES		2,571,136
SHAREHOLDERS' EQUITY		
Common stock, see note 6		887,560
Retained earnings/(deficit)		(1,382,804)
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)		(495,244)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,075,892

See independent accountant's review report and accompanying notes to financial statements.

MYSONGBIRD, INC.
STATEMENT OF INCOME
FROM INCEPTION (APRIL 9, 2020) THROUGH DECEMBER 31, 2020

REVENUES	$ 20,858
COST OF GOODS SOLD	1,250
GROSS PROFIT	19,608
OPERATING EXPENSES	
Advertising and marketing	50,889
Bank charges and fees	1,061
Contractor expense	658,292
Depreciation and amortization	14,716
General and administrative	24,716
Insurance expense	32,705
Professional fees	95,117
Rent expense	25,287
Salaries and wages	441,226
Taxes and licenses	36,202
TOTAL OPERATING EXPENSES	1,380,211
NET OPERATING INCOME	(1,360,603)
OTHER INCOME/(EXPENSES)	
Interest expense	(22,223)
Interest income	22
TOTAL OTHER INCOME/(EXPENSES)	(22,201)
NET INCOME (LOSS)	$ (1,382,804)

See independent accountant's review report and accompanying notes to financial statements.

MYSONGBIRD, INC.
STATEMENT OF EQUITY
FROM INCEPTION (APRIL 9, 2020) THROUGH DECEMBER 31, 2020

	Common Stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount		
BEGINNING BALANCE, APRIL 9, 2020 (INCEPTION)		$ -	$ -	$ -
Issuance of common stock	121,365,000	887,560	-	$ 887,560
Net loss	-	-	(1,382,804)	$ (1,382,804)
ENDING BALANCE, DECEMBER 31, 2020	**121,365,000**	**$ 887,560**	**$ (1,382,804)**	**$ (495,244)**

See independent accountant's review report and accompanying notes to financial statements.

MYSONGBIRD, INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION (APRIL 9, 2020) THROUGH DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (1,382,804)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	14,716
(Increase) decrease in assets:	
Deferred revenue	(20,450)
Prepaid expenses and other current assets	(127,301)
Increase (decrease) in liabilities:	
Accounts payable	54,993
Accrued interest on convertible notes payable	22,223
Accrued expenses	93,920
CASH (USED) FOR OPERATING ACTIVITIES	(1,344,703)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash (used) for intangible assets	(167,321)
Cash (used) for fixed assets	(5,643)
CASH (USED) FOR INVESTING ACTIVITIES	(172,964)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	887,560
Cash used for music license fees	(1,500,000)
Issuance of convertible notes	1,100,000
Issuance of note payable	1,300,000
CASH PROVIDED BY FINANCING ACTIVITIES	1,787,560
NET INCREASE IN CASH	269,893
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 269,893

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
mySongbird LLC (initially named Songbird LLC) was organized in the State of Arizona on April 9, 2020 and commenced the business of developing an online concert streaming platform. My Songbird, Inc. ("the Company"), a Wyoming corporation was organized on September 21, 2020. On November 2, 2020 the sole member of MySongbird LLC contributed all of the assets, liabilities and operations of the LLC to the Company in return for 120,000,000 common shares of the Company.

The concert streaming platform provides customers with the ability to experience concerts at their convenience. In addition, the Company offers licensed merchandise for sale. The Company intends to donate a percentage of its profits from concert streaming and merchandise sales to organizations promoting green technologies.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results however, management believes that COVID-19 has a more positive impact on the Company, as users can utilize its platform during times of social distancing and stay at home orders.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable (continued)
The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company did not have any accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of website development costs, which are amortized over five years. Amortization expense for the period ending December 31, 2020 was $14,233.

Unredeemed Music License Fees
The Company has entered into an agreement with Mercury Studios, in which it is to receive up to five hundred programs, as mutually agreed upon by both parties in exchange for $1,500,000. The Company accounts for the use of the music license fees in accordance with ASC 340-10, in which the music licenses fees are expensed when used.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three year. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue is principally derived from subscription fees. The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Deferred revenue consists of both prepaid but unrecognized subscription revenue and advertising fees received or billed in advance of the delivery or completion of the services or in instances when revenue recognition criteria have not been met. Deferred revenue is recognized when the services are provided and all revenue recognition criteria have been met. For the year ending December 31, 2020, the Company has recorded $20,450 in deferred revenue and $20,874 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

The Company has entered into a license agreement with Mercury Studios Media whereby the Company may use certain characters and properties in conjunction with its products. Such license agreements call for royalties to be paid at a revenue share of: (i) seventy percent (70%) of Net Receipts (as defined below) from End User purchases/rentals of New Release Titles (as defined below) on a Transactional Video on Demand ("TVOD") basis; and (ii) sixty percent (60%) of Net Receipts from End User purchases/ rentals of Library Titles (as defined below) on a TVOD basis. Net receipts shall mean all gross revenue received by the Licensee from the exploitation of the TVOD rights less VAT and payment transactions fees (of up 5% of gross receipts) ("Permitted Deductions"). "New Release Title" means any Title that has not previously been made available to any Other Distributor for exploitation on a TVOD basis in the Territory. "Library Title" means any Title that does not otherwise qualify as a New Release Title. Royalty expense under these agreements was nil as of December 31, 2020.

See independent accountant's review report.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$ 5,643
	5,643
Less: Accumulated depreciation	483
Total	$ 5,160

4. **Convertible Notes**

The Company has issued several promissory notes. In 2020, six convertible promissory notes were issued for a total of $1,100,000 with 6% APRs and maturity dates in 2022. As of December 31, 2020, the balance of these notes at December 31, 2020 were $1,122,223, which includes $22,223 of accrued interest payable.

The Notes are convertible into Equity Securities pursuant to the following terms, with all options having a valuation cap of $275,000,000 and a discount of 20%:

The unpaid principal and accrued interest on the notes are automatically convertible into common stock upon the closing of the "Next Equity Financing." The number of Conversion Interest the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the note on the date of such conversion by (y) the applicable Conversion Price. The Conversion Price is defined as the lesser of: (a) the product of (x) 100% less the Discount and (y) the lowest per share or Membership Interest purchase price of the Equity Securities issued in the Next Equity Financing; and 9b) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing.

Additionally, at or after the Maturity Date, at the election of the note holder, the Notes will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the Note on the date of such conversion by (y) the Conversion Price. The Conversion Price is defined as the quotient resulting from diving (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

In the event of a Corporate Transaction prior the repayment of the Note, at the closing of such Corporate Transaction, the Holder may elect that either (a) the Company will pay the Holder an amount equal to the sum of (x) 1.5 times all of the accrued and unpaid interest due on the Note and (y) 1.5 times the outstanding principal balance of the Note; or (b) the Note will convert into that number of Conversion Interests equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the Note on the date of conversion by (y) the applicable Conversion Price. The Conversion Price is

4.   <u>**Convertible Notes (continued)**</u>

defined as the quotient resulting from diving (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction.

5.   <u>**Note Payable**</u>

In December 2020, the Company entered into a loan with Mercury Studios Media Limited in the amount of $1,500,000, for the purchase of music license fees. As of December 31, 2020, $1,300,000 is outstanding.

Debt consisted of the following at December 31, 2020:

Contract note payable; interest at 0.00% per annum, maturing in June 2023 , installment payments of $150,000 - $200,000 quarterly to semi-annually.	$ 1,300,000
Less: Current portion of notes payable	300,000
Long term portion of notes payable	1,000,000

Maturity of the note payable is as follows:

December 31, 2021	$ 300,000
December 31, 2022	500,000
December 31, 2023	500,000
	$ 1,300,000

6.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is unlimited amount of shares, at no par value per share. As of December 31, 2019, 121,365,000 shares have been issued and are outstanding.

7.   <u>**Subsequent Events**</u>

The Company is in the process of converting the convertible notes into shares of common stock in the Company. Under this conversion, the note holders will receive a total of 13,750,000 shares of common stock, in exchange for the $1,100,000 of convertible notes.

The Company has evaluated subsequent events through February 3, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.